Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

GP STRATEGIES CORPORATION

GP Strategies Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.                                       Article FOURTH of the Corporation’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) is hereby amended and restated in its entirety to read as follows:

FOURTH:  The total number of shares of all classes of stock which the Corporation shall have authority to issue is forty-five million (45,000,000) shares, of which thirty-five million (35,000,000) are to be Common Stock with a par value of One Cent ($.01) per share (hereinafter called the “Common Stock”) and of which ten million (10,000,000) shares are to be Preferred Stock with a par value of One Cent ($.01) per share (hereinafter the “Preferred Stock”), to be issued in such series and with such terms and conditions as the Board of Directors may determine.

2.                                       The foregoing amendment of the Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 242 and 216 of the General Corporation Law of the State of Delaware.

3.                                       This amendment to the Corporation’s Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, GP Strategies Corporation has caused this Certificate of Amendment to be signed by Scott N. Greenberg, Chief Executive Officer, this 12th day of December 2007.

GP STRATEGIES CORPORATION

By:	/s/ Scott N. Greenberg
Scott N. Greenberg, Chief Executive Officer